UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
Commission File Number: 001-33728
NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Dora Li
	Name:	Dora Li
	Title:	Chief Financial Officer

Dated: September 1, 2009

EXHIBIT INDEX

Exhibit No.	Description
1	Press Release

Exhibit 1
/C O R R E C T I O N — Noah Education Holdings Ltd./
In the news release, “Noah Education Announces Unaudited Fourth Quarter and Full Fiscal Year 2009 Financial Results,” issued on Aug. 24 by Noah Education Holdings Ltd. (NYSE: NED) over PR Newswire Asia, the company advises that due to a conversion error, the “June 30, 2009 Unaudited USD” figures in the table titled “Consolidated Balance Sheet” were incorrect. The full, correct release follows.
Noah Education Announces Unaudited Fourth Quarter and Full Fiscal Year 2009 Financial Results
Net Revenue for the Fourth Quarter Fiscal 2009 Increased 21.6% Year-over-Year Q409 Operating Income Increased to RMB9.8 Million
SHENZHEN, CHINA — August 31, 2009 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of supplemental education products and services in China, today announced its unaudited financial results for the fourth quarter and full fiscal year ended June 30, 2009.
Fourth Quarter Fiscal 2009 Financial Highlights
•
Net revenue for the quarter increased by 21.6% to RMB119.1 million (US$17.4 million), compared with RMB97.9 million in the fourth quarter of fiscal 2008, exceeding the Company’s previously stated guidance of RMB114 million to RMB116 million

•
Gross profit increased by 22.9% to RMB61.5 million (US$9.0 million), representing a gross margin of 51.6%, compared with gross profit of RMB50.0 million, or a gross margin of 51.1%, in the fourth quarter of fiscal 2008

•	Operating income increased to RMB9.8 million (US$1.4 million), compared with a loss of RMB2.3 million in the fourth quarter of fiscal 2008

•
Net income decreased by 41.1% to RMB17.9 million (US$2.6 million), compared with RMB30.5 million in the fourth quarter of fiscal 2008, as the 2008 figure included a RMB18.4 million foreign exchange gain

•
Earnings per share was RMB0.50 (US$0.07) basic and diluted, compared with RMB0.82 basic and RMB0.71 diluted for the fourth quarter of fiscal 2008. Non-GAAP earnings per share, excluding share-based compensation expense and the change in the fair value of warrants was RMB0.57 (US$0.08) basic and diluted, compared with RMB0.79 basic and RMB0.77 diluted, for the fourth quarter of fiscal 2008

Full Fiscal Year 2009 Financial Highlights
•	Net revenue for the full year 2009 increased by 2.9% to RMB671.1 million (US$98.3 million), compared with RMB651.9 million in fiscal 2008

•	Gross profit increased by 3.5% to RMB344.7 million (US$50.5 million), representing a gross margin of 51.4%, compared with gross profit of RMB333.1 million, or a gross margin of 51.1%, in fiscal 2008

•	Operating income decreased to RMB64.7 million (US$9.5 million), compared with RMB79.8 million in fiscal 2008

•	Net income decreased by 32.7% to RMB97.0 million (US$14.2 million), compared with RMB144.2 million in fiscal 2008, as the 2008 figure included a RMB41.6 million foreign exchange gain

•
Earnings per share was RMB2.66 (US$0.39) basic and RMB2.64 (US$0.39) diluted, compared with RMB4.03 basic and RMB3.93 diluted in fiscal 2008. Non-GAAP earnings per share, excluding share-based compensation expense and the change in the fair value of warrants was RMB2.73 (US$0.40) basic and RMB2.71 (US$0.40) diluted share, compared with RMB4.77 basic and RMB4.57 diluted share in fiscal 2008

Mr. Dong Xu, Noah’s chairman and chief executive officer, said, “We are pleased to report solid year-over-year increases in revenue for both the fourth quarter and full fiscal year 2009, as we exceeded previously stated guidance for the fourth quarter. Our margin performance is evidence of our ability to execute our growth strategy while also keeping a vigilant eye on costs. We continue to improve the efficiency of our distribution channels, and we will consistently monitor our operations to uncover new ways to streamline our operations while maintaining strong revenue performance. Our ELP business demonstrated steady growth, as we sustained our market leadership in the DLD space. Noah’s KLD products continued to be the key growth driver in this segment. Introduced just a year ago, these products have gained significant traction as customers clearly recognize that our industry-leading content helps children succeed in a highly competitive educational environment.
“The recent acquisition of Little New Star represents an important first step for Noah in entering the fast-growing kids’ English training market. We are progressing well with the integration, with most of the administrative functions fully operational under the Noah umbrella. We can now begin to leverage cross-selling and marketing opportunities to drive organic growth.
“This is an important entry point which will enable us to expand our presence in the kids’ education service market. Our solid financial position will allow us to take advantage of additional acquisition opportunities to further expand our presence in this space, while simultaneously strengthening our content and the diversity of our delivery platforms. Our goal is to improve and expand our service lineup, leveraging our extensive sales and distribution network to drive us toward becoming a more comprehensive education service provider.
“We recently made a very important addition to our management team with the appointment of Jerry He as Executive Vice President. Jerry will work closely with me to advance our strategic expansion and create efficiencies in the business. He brings a wealth of consulting and financial management experience to the table, and I have great confidence that he will play an integral role in driving these initiatives. Ultimately, by executing our strategy and more efficiently deploying our resources, we aim to yield greater returns on our investments and further enhance shareholder value.” Xu concluded.
Fourth Quarter and Fiscal Year 2009 Unaudited Financial Results
Net Revenue. Net revenue for the fourth quarter of fiscal 2009 was RMB119.1 million (US$17.4 million), exceeding the Company’s guidance of RMB114 million to RMB116 million. This represented an increase of 21.6% compared with net revenue of RMB97.9 million for the fourth quarter of fiscal 2008. For the fiscal year 2009, net revenue was RMB671.1 million (US$98.3 million), increased 2.9% from RMB651.9 million in fiscal year 2008.

The following tables provide a breakdown of sales volume and net revenue for DLD, KLD and E-dictionary for the fourth fiscal quarter and full year 2009, respectively.

	Volume			Net Revenue (RMB ‘000)
	Q4 09	Q4 08	Inc/(Dec)	Q4 09	Q4 08	Inc/(Dec)
DLD	72,965	78,713	(7.3%)	53,646	75,968	(29.4%)
KLD	69,968	—	—	32,954	—	—
E-dictionary	159,092	105,579	50.7%	31,616	19,292	63.9%

	Volume			Net Revenue (RMB ‘000)
	FY09	FY08	Inc/(Dec)	FY09	FY08	Inc/(Dec)
DLD	506,017	589,016	(14.1%)	380,129	515,314	(26.2%)
KLD	376,324	—	—	156,422	—	—
E-dictionary	720,119	630,241	14.3%	128,185	129,643	(1.1%)
Cost of revenue. Cost of revenue for the fourth quarter of fiscal 2009 was RMB57.6 million (US$8.4 million), representing an increase of 20.3% from RMB47.9 million in the fourth quarter 2008. For fiscal year 2009, cost of revenue was RMB326.4 million (US$47.8 million), up 2.4% from RMB318.8 million in fiscal 2008. The increase in costs was proportionate to the increase in revenue, maintaining cost as a percentage of revenue at approximately 48.4% in the fourth quarter of fiscal 2009 and 48.6% in fiscal 2009.
Gross Profit and Gross Margin. Gross profit in the fourth quarter of fiscal 2009 was RMB61.5million (US$9.0 million), representing a year-over-year increase of 22.9%. Gross margin for the fourth quarter was 51.6%, slightly up from 51.1% in the fourth quarter 2008.
Gross profit for fiscal year 2009 increased slightly to RMB344.7 million (US$50.5 million), from RMB333.1 million in fiscal 2008. The gross margin for fiscal year 2009 was 51.4% as compared with 51.1% in 2008, consistent with Company’s guidance of maintaining a gross margin above 50%.
Operating Expenses. Total operating expenses for the fourth quarter of fiscal 2009 were RMB61.4 million (US$9.0 million), representing a decrease of 2.5% from RMB63.0 million in the fourth quarter 2008.
Total operating expenses for fiscal 2009 were RMB325.7 million (US$47.7 million), representing an increase of 9.5% from RMB297.5million in fiscal year 2008 as the Company expanded its R&D efforts in content development and software applications, increased its national sales and distribution realignment efforts in conjunction with new product launches and incurred additional professional expenses related to the Company’s status as a US-listed public company.
Research and development expenses for the fourth quarter of fiscal 2009 were RMB12.4 million (US$1.8 million), representing 15.8% decrease from RMB14.7 million in the fourth quarter of fiscal 2008. The year-over-year decrease was primarily due to lower costs associated with 3rd party software and content development. For fiscal 2009, the research and development expenses were RMB55.3 million (US$8.1 million), representing a slight increase of 5.0% from RMB52.7 million in fiscal 2008.

Sales and marketing expenses for the fourth quarter of fiscal 2009 were RMB34.5 million (US$5.1 million), up 10.9% year over year from RMB31.1million. This was primarily due to advertising and promotion efforts in connection with the rollout of one new KLD model. However, as a percentage of total net revenue, sales and marketing expenses decreased by 2.8 percentage points to 29% from 31.8%. For fiscal year 2009, sales and marketing expenses were RMB210.7 million (US$30.8 million), up 6.7% from RMB197.4 million in the previous fiscal year.
General and administrative expenses for the fourth quarter of fiscal 2009 were RMB14.6 million (US$2.1 million), up 10.9% from RMB13.1 million in the fourth quarter of fiscal 2008. The increase in general and administrative expenses was mainly due to higher costs related to share based compensation, as well as depreciation expenses in connection with the newly purchased office building in Chengdu to accommodate the continued expansion of Noah’s business.
For fiscal year 2009, general and administrative expenses were RMB59.5 million (US$8.7 million), up 34.5% from RMB44.3 million in fiscal 2008. The additional expenses included an increase of RMB4.7 million (US$0.7 million) in staff compensation costs, RMB1.3 million (US$0.2 million) in share based expenses, and RMB11.8 million (US$1.73 million) in legal, consulting, and other professional service fees related to the Company’s status as a US-listed public company.
Income from Operations. Operating income for the fourth quarter of fiscal 2009 increased to RMB9.8 million (US$1.4 million), representing an operating margin of 8.2%, compared to an operating loss of RMB2.3 million and operating margin of -2.4% in the fourth quarter of fiscal 2008. For the fiscal year ended June 30, 2009, operating income was RMB64.7 million (US$9.5 million), representing an operating margin of 9.6%, as compared to RMB79.8 million, or an operating margin of 12.2% in the previous fiscal year.
Other Income, net. Interest income was RMB2.5 million (US$0.4 million) in the fourth quarter of fiscal 2009, compared to a loss of RMB1.1 million in fourth quarter of fiscal 2008. Investment income was RMB3.5 million (US$0.5 million) in the fourth quarter of fiscal 2009, compared with RMB11.1 million in year-ago quarter. Other non-operating income was RMB1.9 million (US$0.3 million) in the fourth quarter of fiscal 2009, compared with RMB18.8 million in the fourth quarter of fiscal 2008. The 2008 figure included an RMB18.4 million foreign exchange gain. Because a warrant issued to a pre-IPO shareholder expired in April 2009, the Company did not record any derivative gain or loss in the fourth quarter of fiscal 2009, whereas in the year ago quarter, Noah recorded a derivative gain of RMB3.4 million.
For fiscal year 2009, interest income was RMB5.3 million (US$0.8 million), compared with RMB13.6 million in fiscal 2008. Investment income was RMB15.3 million (US$2.2 million) in fiscal 2009 compared with RMB11.1 million in fiscal 2008. Other non-operating income was RMB6.2 million (US$0.9 million) in fiscal 2009, compared with RMB42.7 million in fiscal 2008. The 2008 figure includes an RMB41.6 million foreign exchange gain.
Net Income. The Company reported net income of RMB17.9 million (US$2.6 million), or RMB0.50 (US$0.07) per basic and diluted share, respectively, for the fourth quarter of fiscal 2009. This compares with net income of RMB30.5 million, or RMB0.82 per basic and RMB0.71 per diluted share for the fourth quarter of fiscal 2008.

Net income excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP) for the fourth quarter ended June 30, 2009 was RMB20.4 million (US$3.0 million), or RMB0.57 (US$0.08) per basic and diluted share, respectively.
Net income for the fiscal year ended June 30, 2009 was RMB97.0 million (US$14.2 million), a 32.7% decrease from RMB144.2 million in the fiscal year ended June 30, 2008.
For fiscal year 2009, basic and diluted earnings per share amounted to RMB2.66 (US$0.39) and RMB2.64 (US$0.39), respectively, compared to RMB4.03 and RMB3.93 per basic and diluted share, respectively for fiscal year 2008.
Basic and diluted earnings per share, excluding share-based compensation expenses and the change in the fair value of warrants, (non-GAAP) were RMB2.73 (US$0.40) and RMB2.71 (US$0.40), respectively, compared to RMB4.77 and RMB4.57 per basic and diluted share, respectively, for fiscal 2008.
Liquidity. As of June 30, 2009, Noah had cash, cash equivalents, short-term bank deposits and short-term investments of RMB776.1 million (US$113.6 million). This compares with cash, cash equivalents and short-term investments of RMB841.7 million as of March 31, 2009.
Business and Operational Highlights
Since its inception, Noah has aimed to consistently optimize its product mix to drive continually improving financial performance. The Company also places importance on investing its product pipeline, and focusing on content development to enhance the Company’s competitive niche in the ELP business.
Kid Learning Device (KLD) products. KLD product sales remained strong despite the sequential impact of seasonality in Q4 versus Q3. KLDs are the Company’s key growth driver in the ELP segment. Noah maintains a clear competitive advantage in the KLD space due to its superior, industry-leading content.
Digital Learning Device (DLD) products. Noah remains China’s industry leader in terms of both DLD sales and volume. DLD products remain the largest contributor to total revenue, at 45% in Q4.
E-dictionaries. In general, demand for Noah’s e-dictionaries remains stable. Noah received a one-time, large order of approximately RMB11.6 million (US$1.7 million) for its high-end e-dictionary products from an overseas customer in Q4. The Company is currently focused on renegotiating and renewing existing contracts.
Kids’ Education Service: Integration of Little New Star. The integration of Little New Star (LNS) is on track, with most of the administrative functions fully integrated with Noah’s, such as finance, accounting, human resources and sales and marketing. The Company also completed the design and manufacture of the first batch of LNS brand Electronic Teaching Devices (ETDs), which can be used in and out of classrooms for enhanced interactive learning. LNS will begin to introduce these devices in their 10 self-owned schools and 600 franchised schools in September 2009.

An integration team has been set up to focus on the following primary areas:
•	Maximizing cross-selling opportunities between Noah and LNS, leveraging Noah’s existing sales and marketing capabilities to promoting the LNS brand;

•	Evaluating and improving the current franchise model;

•	Establishing operational metrics to track performance and student enrollment; and

•	Joining R&D forces on content development, software applications and product development to enhance the overall LNS learning experience.
After-School Educational Services. Noah is focused on improving profitability in this segment of the business, and began the process of discontinuing the operation of some unprofitable Tutoring Centers in July 2009. As of July 31, 2009, there are two Tutoring Centers remaining, one in Chengdu and one in Chongqing. After school education services will eventually be consolidated under a broader kids’ education segment as this business line continues to develop.
Content Development. The total number of courseware titles at the end fiscal 2009 increased 10.5% to approximately 47,500, compared with 43,000 as of December 31, 2008. Noah continues to make progress in expanding the quantity and the variety of courseware titles available for different age groups.
Executive Appointment
Appointment of Jerry He as Executive Vice President. Mr. Jerry He was appointed Executive Vice President of Noah Education, effective July 21, 2009. Mr. He will play a key role in driving the Company’s strategic expansion into a full service education services provider. Mr. He is responsible for strategic planning, business development, accounting and finance and investor relations. He brings over nine years of financial industry and business development experience to his role at Noah. He was most recently a portfolio manager at Morgan Stanley and Bear Stearns. Before his career in the financial industry, Mr. He worked as a management consultant, and has substantial market research experience. He is also a CFA charter holder.
Share Repurchase Program
Noah has completed its $10 million Share Repurchase Plan initiated in June 2008. At this time, the Company does not intend to buy back any more shares.
Financial Outlook for First Quarter of Fiscal Year 2010
Based on current estimates and market conditions, Noah expects to generate net revenue in the range of RMB231 million to RMB237 million for the first quarter of fiscal 2010, which includes RMB220 million to RMB224 million in net revenue from ELP business and approximately RMB11 million to RMB13 million from LNS, representing an overall increase of 14% to 17% compared to the prior-year quarter. This forecast reflects Noah’s current and preliminary view, which is subject to change.
Beginning in the first quarter of fiscal 2010, the Company intends to give guidance on both revenue and operating profit for the next sequential quarter and current fiscal year.

Statement Regarding Unaudited Financial Information
The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.
Currency Convenience Translation
For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8302 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2009 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.
Use of Non-GAAP Financial Measures
In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation and change in fair value of warrants. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.
About Noah
Noah Education Holdings Limited is a leading provider of supplemental education products and services in China. Noah’s core offering includes the development and marketing of electronic learning products (ELPs), interactive educational courseware content, software, kids’ English training and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for students throughout China. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the growing student population. Noah also provides kids’ English training service under the brand Little New Star in its direct-owned schools and more than 600 franchise schools throughout China. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.

Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.

Investor Contact:	Investor Relations (US):
Jerry He	Jessica McCormick
Executive Vice President	Taylor Rafferty
Noah Education Holdings Ltd	Tel: +1 (212) 889-4350
Tel: +86-755-8204-9263	Email: noahedu@taylor-rafferty.com
Email: jerry.he@noahedu.com
Investor Relations (HK):
Ruby Yim
Taylor Rafferty
Tel: +852-3196-3712
Email: noahedu@taylor-rafferty.com
— FINANCIAL TABLES FOLLOW —

Noah Education Holdings Ltd.
Consolidated Statements of Operations

	Three months ended			Twelve months ended
	June 30			June 30
	2008	2009	2009	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	97,942,806	119,130,742	17,441,765	651,934,602	671,145,679	98,261,497
Cost of revenue	(47,896,921)	(57,624,581)	(8,436,734)	(318,787,904)	(326,400,700)	(47,787,869)

Gross profit	50,045,885	61,506,160	9,005,031	333,146,698	344,744,978	50,473,629
Research & development expenses	(14,687,562)	(12,360,530)	(1,809,688)	(52,666,685)	(55,286,625)	(8,094,437)
Sales & marketing expenses	(31,106,269)	(34,504,340)	(5,051,732)	(197,430,136)	(210,692,883)	(30,847,249)
General and administrative expenses	(13,133,090)	(14,564,968)	(2,132,437)	(44,259,888)	(59,514,101)	(8,713,376)
Other expenses	(4,075,984)	(15,907)	(2,329)	(3,131,763)	(158,466)	(23,201)

Total operating expenses	(63,002,905)	(61,445,745)	(8,996,185)	(297,488,472)	(325,652,074)	(47,678,263)

Other operating income	10,628,918	9,735,007	1,425,289	44,100,827	45,575,781	6,672,686

Operating income	(2,328,102)	9,795,422	1,434,134	79,759,053	64,668,685	9,468,051
Derivative gain (loss)	3,370,448	—	—	(1,868,238)	5,807,511	850,269
Interest income	(1,075,438)	2,502,650	366,409	13,643,761	5,307,899	777,122
Investment income	11,057,176	3,546,450	519,231	11,057,176	15,257,413	2,233,816
Other Non-Operating income	18,772,573	1,925,187	281,864	42,708,114	6,203,622	908,264

Income before income taxes	29,796,657	17,769,708	2,601,638	145,299,866	97,245,130	14,237,523
Provision for income taxes	654,654	178,095	26,075	(1,101,395)	(254,883)	(37,317)

Net income	30,451,311	17,947,803	2,627,713	144,198,471	96,990,247	14,200,206
Deemed dividend	—	—	—	(379,092)	—	—

Net income attributable to ordinary shareholders	30,451,311	17,947,803	2,627,713	143,819,379	96,990,247	14,200,206

Net income per share
Basic	0.82	0.50	0.07	4.03	2.66	0.39
Diluted	0.71	0.50	0.07	3.93	2.64	0.39

Weighted average ordinary shares outstanding
Basic	38,198,045	35,693,062		33,153,982	36,446,787
Diluted	39,172,558	35,947,165		34,056,315	36,709,140

Noah Education Holdings Ltd.
Consolidated Balance Sheet

	June 30,	March 31,	June 30,
	2008	2009	2009	2009
	Audited	Unaudited	Unaudited	Unaudited
	RMB	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	260,222,860	835,814,763	494,111,466	72,342,167
Short-term bank deposit	0	0	274,000,000	40,115,956
Short-term investment	759,875,217	5,873,142	7,978,942	1,168,186
Accounts receivables, net of allowance	171,727,724	193,640,600	181,653,128	26,595,580
Related party receivables	706,088	627,838	627,626	91,890
Inventories	84,893,471	106,604,184	151,872,803	22,235,484
Prepaid expenses, deferred tax assets and other current assets	58,005,597	48,377,213	87,621,579	12,828,552
Deferred tax asset	2,154,472	1,796,797	2,071,387	303,269

Total current assets	1,337,585,429	1,192,734,538	1,199,936,931	175,681,083
Property, plant and equipment, net	17,871,691	117,001,074	119,619,947	17,513,389
Intangible assets, net	6,504,214	4,913,557	4,461,760	653,240
Deposit for long-term investment	910,000	3,000,000	3,000,000	439,226

Total assets	1,362,871,334	1,317,649,170	1,327,018,638	194,286,937

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	34,827,252	86,552,682	82,560,888	12,087,624
Other payables, accruals	22,444,789	49,167,623	45,809,823	6,706,952
Advances from customers	2,825,530	2,241,107	3,308,173	484,345
Income taxes payable	815,911	436,409	499,471	73,127
Deferred revenues	11,194,641	8,798,503	7,746,063	1,134,090
Dividend payable	0	0	0	0

Total current liabilities	72,108,123	147,196,323	139,924,418	20,486,138
Warrants	5,830,023	0	0	0

Total liabilities	77,938,146	147,196,323	139,924,418	20,486,138

Shareholders’ Equity
Ordinary shares	15,349	14,546	14,504	2,123
Additional paid-in capital	1,169,618,982	1,116,722,662	1,115,993,259	163,391,007
Accumulated other comprehensive loss	(89,949,455)	(93,055,456)	(93,632,439)	(13,708,594)
Retained earnings	205,248,312	146,771,093	164,718,897	24,116,263

Total shareholders’ equity	1,284,933,188	1,170,452,846	1,187,094,220	173,800,799

Total liabilities and shareholders’ equity	1,362,871,334	1,317,649,170	1,327,018,638	194,286,937

Noah Education Holdings Ltd.
Reconciliation of Non-GAAP to GAAP

	Three months ended					Twelve months ended
	June 30					June 30
	2008		2009			2008		2009
	(Unaudited)		(Unaudited)			(Audited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	97,942,806	100.0%	119,130,742	17,441,765	100.0%	651,934,604	100.0%	671,145,679	98,261,497	100.0%

GAAP gross profit	50,045,885	51.1%	61,506,160	9,005,031	51.6%	333,151,340	51.1%	344,744,978	50,473,629	51.4%
Share-based compensation	63,941	0.1%	83,553	12,233	0.1%	228,400	0.0%	240,079	35,150	0.0%

Non-GAAP gross profit	50,109,826	51.2%	61,589,714	9,017,264	51.7%	333,379,740	51.1%	344,985,057	50,508,778	51.4%

GAAP operating income	(2,328,102)	-2.4%	9,795,422	1,434,134	8.2%	79,759,053	12.2%	64,668,685	9,468,051	9.6%
Share-based compensation	2,466,615	2.5%	2,472,762	362,034	2.1%	20,344,641	3.1%	8,173,462	1,196,665	1.2%

Non-GAAP operating income	138,514	0.1%	12,268,183	1,796,167	10.3%	100,103,694	15.4%	72,842,147	10,664,717	10.9%

GAAP net income	30,451,311	31.1%	17,947,803	2,627,713	15.1%	144,198,471	22.1%	96,990,247	14,200,206	14.5%
Share-based compensation	2,466,615	2.5%	2,472,762	362,034	2.1%	20,344,641	3.1%	8,173,462	1,196,665	1.2%
Change in the fair value of warrants	(3,370,448)	-3.4%	0	0	0.0%	1,868,238	0.3%	(5,807,511)	(850,269)	-0.9%

Non-GAAP net income	29,547,478	30.2%	20,420,565	2,989,746	17.1%	166,411,351	25.5%	99,356,199	14,546,602	14.8%

GAAP net income per share
Basic	0.82		0.50	0.07		4.03		2.66	0.39
Diluted	0.71		0.50	0.07		3.93		2.64	0.39

Non-GAAP net income per share
Basic	0.79		0.57	0.08		4.77		2.73	0.40
Diluted	0.77		0.57	0.08		4.57		2.71	0.40
- End -